Amounts in USD

Dates

Collection Period No.	19			
Collection Period (from... to)	1-Jul-2026	31-Jul-2026		
Determination Date	13-Aug-2026			
Record Date	14-Aug-2026			
Distribution Date	17-Aug-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Jul-2026	17-Aug-2026	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jul-2026	15-Aug-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	228,300,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	155,680,000.00	2,424,627.60	0.00	2,424,627.60	15.574432	0.000000
Class A-2B Notes	355,000,000.00	5,528,923.43	0.00	5,528,923.43	15.574432	0.000000
Class A-3 Notes	480,680,000.00	480,680,000.00	458,927,341.62	21,752,658.38	45.253929	0.954746
Class A-4 Notes	90,410,000.00	90,410,000.00	90,410,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,310,070,000.00**	**579,043,551.03**	**549,337,341.62**	**29,706,209.41**		

Overcollateralization	33,599,469.69	33,591,736.74	33,591,736.74
Adjusted Pool Balance	1,343,669,469.69	612,635,287.77	582,929,078.36
Yield Supplement Overcollateralization Amount	56,330,004.86	25,640,071.48	24,394,625.01
Pool Balance	**1,399,999,474.55**	**638,275,359.25**	**607,323,703.37**

	Amount	Percentage
Initial Overcollateralization Amount	33,599,469.69	2.50%
Target Overcollateralization Amount	33,591,736.74	2.50%
Current Overcollateralization Amount	33,591,736.74	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	4.500000%	9,092.35	0.058404	2,433,719.95	15.632836
Class A-2B Notes	3.945390%	19,995.95	0.056327	5,548,919.38	15.630759
Class A-3 Notes	4.780000%	1,914,708.67	3.983333	23,667,367.05	49.237262
Class A-4 Notes	4.920000%	370,681.00	4.100000	370,681.00	4.100000
Total		**$2,314,477.97**		**$32,020,687.38**	

Amounts in USD

Available Funds	
Principal Collections	29,110,114.02
Interest Collections	4,337,741.83
Net Liquidation Proceeds	780,669.39
Recoveries	625,152.99
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	97,489.36
Available Collections	**34,951,167.59**
Reserve Fund Draw Amount	0.00
Available Funds	**34,951,167.59**

Distributions	
(1) Total Servicing Fee	531,896.13
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	2,314,477.97
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	29,706,209.41
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	2,398,584.08
Total Distribution	**34,951,167.59**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	531,896.13	531,896.13	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,314,477.97	2,314,477.97	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	9,092.35	9,092.35	0.00
thereof on Class A-2B Notes	19,995.95	19,995.95	0.00
thereof on Class A-3 Notes	1,914,708.67	1,914,708.67	0.00
thereof on Class A-4 Notes	370,681.00	370,681.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,314,477.97	2,314,477.97	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	29,706,209.41	29,706,209.41	0.00
Aggregate Principal Distributable Amount	29,706,209.41	29,706,209.41	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,359,173.67
Reserve Fund Amount - Beginning Balance	3,359,173.67
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	9,272.01
minus Net Investment Earnings	9,272.01
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,359,173.67
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	9,272.01
Net Investment Earnings on the Collection Account	88,217.35
Investment Earnings for the Collection Period	97,489.36

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,399,999,474.55	29,020
Pool Balance beginning of Collection Period	638,275,359.25	18,679
Principal Collections	16,839,021.90	
Principal Collections attributable to Full Pay-offs	12,271,092.12	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,841,541.86	
Pool Balance end of Collection Period	607,323,703.37	18,155
Pool Factor	43.38%	

	As of Cutoff Date	Current
Weighted Average APR	7.95%	8.16%
Weighted Average Number of Remaining Payments	57.50	39.33
Weighted Average Seasoning (months)	9.98	29.60

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	598,612,677.94	17,964	98.57%
31-60 Days Delinquent	6,383,911.56	143	1.05%
61-90 Days Delinquent	1,851,366.65	39	0.30%
91-120 Days Delinquent	475,747.22	9	0.08%
Total	607,323,703.37	18,155	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.383%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		**Cumulative**	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,841,541.86	38	38,420,430.94	882
Principal Net Liquidation Proceeds	775,009.80		17,263,467.49	
Principal Recoveries	600,080.04		10,482,975.93	
Principal Net Loss / (Gain)	466,452.02		10,673,987.52	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.899%
Prior Collection Period	0.707 %
Second Prior Collection Period	0.592 %
Third Prior Collection Period	0.355 %
Four Month Average	0.638%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.762%
Average Net Loss / (Gain)	12,102.03

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.